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24/7 Real Media, Inc. and ValueClick, Inc. Announce Patent License Agreement

        NEW YORK, Jan. 9, 2003—24/7 Real Media, Inc. (Nasdaq: TFSM) and ValueClick, Inc. (Nasdaq: VCLK) have amicably settled an action 24/7 brought against ValueClick, Inc. and Mediaplex, Inc. in the U.S. District Court for the Southern District of New York entitled 24/7 Real Media, Inc. v. ValueClick, Inc. and Mediaplex, Inc., 02 Civ. 0950 (NRB). Pursuant to the agreement, 24/7 licensed U.S. Patent No. 6,026,368 to ValueClick and Mediaplex in exchange for a payment. All terms of the agreement are confidential.

About 24/7 Real Media, Inc.

        24/7 Real Media provides marketing and technology solutions to online marketers and publishers to maximize customer relationships and revenue. Products and services include Internet ad serving technology, online media representation, integrated marketing solutions comprised of network and site specific advertising, online promotions and search engine optimization. The company is headquartered in New York, with offices in other major U.S. cities, Europe and Canada. For more information, please visit www.247realmedia.com.

About ValueClick, Inc.

        ValueClick, Inc. offers direct marketers and advertisers innovative media and technology solutions to achieve their multi-channel marketing goals of acquiring, retaining, and growing customer relationships. ValueClick has offices worldwide and drives measurable results to clients such as Wells Fargo, eBay, and McCann Erickson. For more information, please visit www.valueclick.com.

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CONTACT

Mark Braff
Braff Communications
201-797-8182
mbraff@braffcommunications.com

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24/7 Real Media, Inc. and ValueClick, Inc. Announce Patent License Agreement
CONTACT